October 31, 2014

Via E-mail and EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 Jeffrey P. Riedler, Assistant Director

Re:           Jaguar Animal Health, Inc.

Registration Statement Filed on Form S-1

Registration Number 333-198383

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-1, and pursuant to Rule 461 under the Securities Act of 1933, as amended, as representatives for the several underwriters in the offering of shares of common stock of Jaguar Animal Health, Inc. (the “Company”), pursuant to such Registration Statement (the “Offering”), we hereby join the Company in requesting that the effective date for such Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Standard Time, on November 4, 2014, or as soon thereafter as practicable.

We wish to advise you that October 28, 2014 through the date hereof, the participating underwriters have distributed 472 copies of the preliminary prospectus dated October 28, 2014 (the “Preliminary Prospectus”) as follows: 439 to institutional investors and 33 to prospective underwriters, dealers, individuals and others.

We confirm that the underwriters participating in the Offering are aware of their obligations under Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

BMO CAPITAL MARKETS CORP.
GUGGENHEIM SECURITIES, LLC
As representatives of the several underwriters

BMO CAPITAL MARKETS CORP.

By:	/s/ Pritesh Shah
	Name:	Pritesh Shah
	Title:	Vice President

GUGGENHEIM SECURITIES, LLC

By:	/S/ Ron Iervolino
	Name:	Ron Iervolino
	Title:	Senior Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]